UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 29, 2024

(Date of Report (Date of earliest event reported))

CALTIER FUND I, LP

(Exact name of registrant as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14269 Danielson St. Poway, California	92064
(Address of principal executive offices)	(Zip Code)

1 (619) 344-0291
Registrant’s telephone number, including area code

Units representing limited partnership interests of the Company
(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Compliance With Ongoing Reporting Requirements

CalTier Fund I, LP (the “Company”) will be unable to timely file its Form 1-K for the year ended December 31, 2023, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer